Item 77C.

1.

a.	A Special Meeting of Shareholders was held on July 28, 2011

b.	N/A

c.
To approve an agreement & plan of reorganization, providing for A) transfer of all assets & liabilities of target fund to James Alpha Global Real Estate Investments Portfolio (the “Acquiring Fund”) , in exchange for Class A shares of the acquiring fund; B) distribution of such shares to shareholders of target fund; and C) the liquidation and termination of the target fund.

	No. of Shares	% of Outstanding Shares	% of Shares voted
Affirmative	460,914.762	75.276%	99.762%
Against	231.271	0.037%	0.051%
Abstain	868.407	0.142%	0.187%
TOTAL	462,014.440	75.455%	100.000%

d.	N/A